UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

TUFCO TECHNOLOGIES, INC.

(Name of Subject Company)

PACKERS ACQUISITION SUB, INC.

(Offeror)

TUFCO HOLDINGS, LLC

(Parent of Offeror)

GRIFFIN HOLDINGS, LLC

(Owner of Outstanding Equity of Parent)

SHAHRAM SHAUN GABAYZADEH

(Owner of Outstanding Equity of Griffin Holdings, LLC)

(Names of Filing Persons)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

899040109

(CUSIP Number of Class of Securities)

Shahram Shaun Gabayzadeh

President

Packers Acquisition Sub, Inc.

2121 Avenue of the Stars, Suite 2575

Los Angeles, California 90067

(424) 245-4423

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

C. Thomas Hopkins, Esq.

Brian Wheeler, Esq.

Cooley LLP

1333 Second Street, Suite 400

Santa Monica, California 90401-4100

Telephone: (310) 883-6400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$29,190,308	$3,759.71

*	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying $6.07, the tender offer price, by the sum of: (a) 4,308,947, the number of issued and outstanding shares of Tufco Technologies, Inc. (“Tufco”) common stock; (b) 234,525, the number of shares of Tufco common stock subject to issuance pursuant to options to purchase shares of Tufco common stock; and (c) 265,475, the number of shares of Tufco common stock reserved for the issuance of purchase rights pursuant to Tufco’s employee stock purchase plan. The foregoing share figures have been provided by the issuer to the offerors and are as of December 20, 2013, the most recent practicable date.
**	The amount of the filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2014, issued August 30, 2013, by multiplying the transaction value by 0.00012880.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,759.71	Filing Party: Packers Acquisition Sub, Inc., Tufco Holdings, LLC and Griffin Holdings, LLC
Form or Registration No.: Schedule TO	Date Filed: January 9, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 13d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”) filed on January 9, 2014 by Packers Acquisition Sub, Inc., a Delaware corporation (“Purchaser”), Tufco Holdings, LLC, a Delaware limited liability company and parent of Purchaser (“Parent”), and Griffin Holdings, LLC, a New York limited liability company and owner of the outstanding equity of Parent (“Sponsor”). The Schedule TO relates to the offer by the Purchaser to purchase all of the shares of common stock, par value $0.01 per share (the “Shares”), of Tufco Technologies, Inc., a Delaware corporation (the “Company”), that are issued and outstanding at a price of $6.07 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 9, 2014 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO.

This Amendment is being filed to amend and supplement Items 1, 2 and 3 as reflected below.

Cover Sheet

The cover sheet of the Schedule TO has been amended to add Shahram Shaun Gabayzadeh as a Filing Person.

Item 1.Summary Term Sheet

Item 1of the Schedule TO is hereby amended and supplemented as follows:

(a) The following sentence shall be added to the end of the Summary Term Sheet — “Offeror” of the Offer to Purchase:

“Shahram Shaun Gabayzadeh owns all of the outstanding equity of Sponsor.”

(b) The information set forth in the Summary Term Sheet — “What percentage of Shares do you or your affiliates currently own?” of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“None of Purchaser, Parent, Sponsor, Shahram Shaun Gabayzadeh, or any of their respective affiliates currently own any Shares.”

Item 2. Subject Company Information

Item 2of the Schedule TO is hereby amended and supplemented as follows:

(a) The last sentence of the first paragraph of Section 7 — “Certain Information Concerning the Company” of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“None of us, Parent, Sponsor, Shahram Shaun Gabayzadeh or the Information Agent take responsibility for the accuracy or completeness of this information contained in such documents and records or for any failure by the Company to disclose events that may have occurred or may affect the significance or accuracy of any such information but that are unknown to us, Parent, Sponsor, Shahram Shaun Gabayzadeh and the Information Agent.”

Item 3. Identity and Background of Filing Person

Item 3of the Schedule TO is hereby amended and supplemented as follows:

(a) The title of Section 8 — “Certain Information Concerning Purchaser, Parent and Sponsor” of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“Certain Information Concerning Purchaser, Parent, Sponsor and Shahram Shaun Gabayzadeh.”

(b) The third paragraph of Section 8 — “Certain Information Concerning Purchaser, Parent, Sponsor and Shahram Shaun Gabayzadeh” of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“Sponsor. Sponsor is a New York limited liability company formed in 2008. Sponsor is a diversified private firm investing in middle-market consumer product companies in the United States. The business address of Sponsor is 2121 Avenue of the Stars, Suite 1670, Los Angeles, California 90067. The business telephone number for Sponsor is (424) 245-4423.”

(c) The following paragraph shall be added to Section 8 — “Certain Information Concerning Purchaser, Parent, Sponsor and Shahram Shaun Gabayzadeh” of the Offer to Purchase after the paragraph titled “Sponsor”:

“Shahram Shaun Gabayzadeh. Shahram Shaun Gabayzadeh, an individual, is the sole manager, officer, member and owner of all of the equity interests of Sponsor. The business address of Shahram Shaun Gabayzadeh is 2121 Avenue of the Stars, Suite 1670, Los Angeles, California 90067. The business telephone number for Shahram Shaun Gabayzadeh is (424) 245-4423. Shahram Shaun Gabayzadeh is a citizen of the United States of America. From 2008 to the present, Shahram Shaun Gabayzadeh’s principal occupation has been the manager of Sponsor. During the past five years, Shahram Shaun Gabayzadeh has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, nor a finding of any violation of U.S. federal or state securities laws.”

Item 7. Source and Amount of Funds or Other Consideration

Item 7of the Schedule TO is hereby amended and supplemented as follows:

(a) The last sentence of Section 9 — “Source and Amount of Funds — Debt Commitment Letter — Other Terms” of the Offer to Purchase is hereby amended and restated as follows:

“This summary summarizes the material terms of the Debt Commitment Letter. Reference is made to the full text of the Debt Commitment Letter, a copy of which has been filed as Exhibit (b) to the Schedule TO and which is incorporated herein by reference, for a more complete description of the Debt Commitment Letter.”

(b) The last paragraph of Section 9 — “Source and Amount of Funds — Equity Commitment Letter” of the Offer to Purchase is hereby amended and restated as follows:

“This summary summarizes the material terms of the Equity Commitment Letter. Reference is made to the full text of the Equity Commitment Letter, a copy of which has been filed as Exhibit (d)(4) to the Schedule TO and which is incorporated herein by reference, for a more complete description of the Equity Commitment Letter.”

Item 11. Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

(a) The first paragraph of Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement” of the Offer to Purchase is hereby amended and restated as follows:

“The following is a summary of the material terms of the Merger Agreement. Reference is made to the full text of the Merger Agreement, a copy of which was filed by the Company as Exhibit 2.1 to the Current Report on

Form 8-K filed by the Company on December 27, 2013 and is incorporated herein by reference, for a more complete description of the provisions summarized below. Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Copies of the Merger Agreement and the Form 8-K, and any other filings that we or the Company make with the SEC with respect to the Offer or the Merger may be obtained in the manner set forth in Section 8 — “Certain Information Concerning Purchaser, Parent, Sponsor and Shahram Shaun Gabayzadeh — Available Information.”

(b) The last paragraph of Section 11 — “The Merger Agreement; Other Agreements — Other Agreements — The Tender and Support Agreement” of the Offer to Purchase is hereby amended and restated as follows:

“The foregoing description of the Tender and Voting Agreement summarizes the material terms of the Tender and Voting Agreement. Reference is made to the full text of the Tender and Voting Agreement, which the Company filed as Exhibit 10.1 to its Current Report on Form 8-K filed on December 27, 2013 and is incorporated herein by reference, for a more complete description of the Tender and Voting Agreement. You may examine or obtain a copy of the Form 8-K as set forth in “Section 8 — Certain Information Concerning Purchaser, Parent, Sponsor and Shahram Shaun Gabayzadeh” above.

(c) The last paragraph of Section 11 — “The Merger Agreement; Other Agreements — Other Agreements — Limited Guarantee” of the Offer to Purchase is hereby amended and restated as follows:

“The foregoing description of the Guarantee summarizes the material terms of the Guarantee. Reference is made to the full text of the Guarantee, a copy of which has been filed as Exhibit (d)(5) to the Schedule TO and which is incorporated herein by reference, for a more complete description of the Guarantee.”

(d) The last sentence of Section 11 — “The Merger Agreement; Other Agreements — Other Agreements — Confidentiality Agreement” of the Offer to Purchase is hereby amended and restated as follows:

“The foregoing description of the Confidentiality Agreement summarizes the material terms of the Confidentiality Agreement. Reference is made to the full text of the Confidentiality Agreement, a copy of which has been filed as Exhibit (d)(3) to the Schedule TO and which is incorporated herein by reference, for a more complete description of the Confidentiality Agreement.”

(e) The information set forth in the antepenultimate Section 17 — “Certain Legal Matters; Regulatory Approvals — Appraisal Rights” of the Offer to Purchase is hereby amended and restated as follows:

“The foregoing summary summarizes the material terms of the appraisal rights of stockholders under the DGCL. Reference is made to the full text of Section 262 of the DGCL for a more complete description of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of Delaware law.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 4, 2014

PACKERS ACQUISITION SUB, INC., a Delaware corporation

By:	/s/ Shahram Shaun Gabayzadeh
Name:	Shahram Shaun Gabayzadeh
Title:	President

TUFCO HOLDINGS, LLC, a Delaware limited liability company

By:	/s/ Shahram Shaun Gabayzadeh
Name:	Shahram Shaun Gabayzadeh
Title:	Manager

GRIFFIN HOLDINGS, LLC, a New York limited liability company

By:	/s/ Shahram Shaun Gabayzadeh
Name:	Shahram Shaun Gabayzadeh
Title:	Manager

SHAHRAM SHAUN GABAYZADEH

/s/ Shahram Shaun Gabayzadeh